LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

   Admitted in California

Tuesday, May 10, 2005

Via Edgar and Overnight Courier

Mail Stop 0406

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Barbara Jacobs – Assistant Director

Re:

Sprout Development Inc.

Form F-1, Amendment No. 2, Filed February 16, 2005

File Number 333-119735

Dear Ms. Jacobs:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 3 to Sprout Development Inc.’s registration statement on Form F-1 filed on Tuesday May 10, 2005.

Below are the comments from your comment letter regarding Sprout’s Form F-1 filing, each followed by Sprout’s responses thereto.

Comment

1. We note that you provided us supplementally with an updated consent from your independent auditor, however, the consent was not filed on EDGAR. Please ensure that the consent is updated and filed with your next amendment.

Response

An updated consent has been filed with this Amendment #3.

Calculation of Registration Fee Table

Comment

2. Please revise to present the Units on a separate line, and indicate in the “title of security” or by footnote that each Unit consists of one share of common stock and one warrant to purchase one-half of a share. Will there be separate Unit certificates? Is there a Unit deposit agreement or similar arrangement that establishes the terms of the Units and the rights of Unit-holders as opposed to holders of the components of the Units? In the prospectus, clarify the manner in which the shares and warrants that are components of the Units are “attached.”

Response

We have revised the Registration Fee Table as noted by this comment. There is not a separate Unit certificate; there are share certificates and warrant certificates. Sprout has entered into a Warrant Agency Agreement with its transfer agent, Interwest Transfer Co., whereby the terms and manner of exercise are spelled out. We have reviewed and revised the prospectus with regards to the manner that the shares and warrants are attached per this comment.

Comment

3. We reissue prior comment 1 in part. You indicated that the preferred shares originally designed to be cancelled were modified “quite a while ago.” Please tell us in more specific terms when the terms of the transaction were modified to incorporate the non-cancellation of those shares. Was this modification made prior to October 14, 2004? Moreover, you have not addressed the issue of how the distribution ratio was negotiated and authorized. Are the terms of the distribution consistent with the rights of Class D Preferred as outlined in Puroil’s governing documents? In this respect, please provide us supplementally with a copy of Puroil Technology’s bylaws and articles of incorporation. If not, on what basis was the distribution ratio determined? It remains unclear to us whether an “offer” associated with the distribution of the Units and the underlying securities to the Puroil holders was commenced prior to the filing of the registration statement. If those securities were offered to Puroil holders before the registration statement was filed, the sale of the offered securities should be completed outside of the registration process. In this respect, we note that you have indicated that all the Puroil holders are Canadians, and the relationship of the Securities Act to the distribution outside the United States to Canadian investors is not clear. Please explain why the transaction you are registering is not limited to (a) resales of Units and the components of the Units (underlying shares and warrants) and (b) the issuance of any shares upon warrant exercise by holders of warrants who acquire those warrants from resellers under the registration statement.

Response

With regards to the cancellation issue:

Subscriptions for Puroil Class D Preferred shares were accepted on April 22, 2004. All of the funds from these subscriptions were used by Puroil to purchase an equity position in Sprout. All of these preferred shares were issued pursuant to the “friends and close business associates” exemptions in the Alberta Securities Act. In 2002, the Puroil president, James Durward was considering a mechanism whereby Puroil’s various preferred share classes may be cancelled upon a dividend being distributed to that class. The original filing document template was prepared reflecting this consideration. Despite the fact that there was reference to this mechanism in the original filing document, the reference was incorrectly put in the filing document as this mechanism was never used and none of the Puroil preferred share classes provide for cancellation upon dividend distribution or otherwise.

A copy of the Bylaws was supplementally provided to your office with the courtesy copies of the original F-1 registration statement and a copy of the Articles of Incorporation was supplementally provided with copies of Amendment No. 2. we have included additional copies of each herewith.

With regards to the Distribution ratio issue:

The distribution ratio that was to be presented to potential subscribers Puroil Class D preferred shares was determined in discussions between Jim Durward, the president of Puroil and Darryl Cozac during the Puroil offering of Class D preferred shares, who was a director of Puroil (Cozac resigned as a Puroil Director on April 22, 2004) and who would become the President of Sprout after the offering was closed. This negotiation happened before Sprout was financed. The Special Resolution authorizing the Class D Preferred shares sets out the ratio that would apply to a dividend attributable to the Puroil Class D Preferred shares but the Preferred D share subscriptions were/are NOT CONDITIONAL on the issuance of a dividend of Sprout shares. (see the Puroil Special Resolution and Articles/Bylaws sent by fax).

With regards to relationship to Canadians issue:

Puroil is allowed to use, and has used, exemptions to distribute its shares in Canada. In the case of a dividend-in-specie attributable to the issued Puroil preferred shares, and where the dividend shares are registered in the United States (as would be the case with the Sprout shares), the Canadian shareholders would need to sell their Sprout shares in countries other than Canada unless they relied on some form of Canadian registration or trading exemption. Sprout does not intend to register the US-registered Sprout shares in Canada so the registered shares would need to be distributed outside of Canada.

We are very confused by the last two sentences of this comment. Sprout is an Alberta corporation. Therefore, we do not believe that sales of its securities in Canada are governed by the U.S. Securities Act of 1933. The transactions that are being registered are the ones described in the last sentence of comment #3, plus the distribution of the Units to the Puroil shareholders.

Comment

4. See prior comment 2. We note that your response to this comment is incomplete. Please be advised that this comment must be resolved prior to effectiveness. How will you ensure that transfers by the underwriters in this transaction will occur in compliance with Federal securities laws? In our prior comment we suggest some steps you should consider implementing and describing in your prospectus.

Response

Sprout has made arrangements with its transfer agent that following the distribution of the units to the Puroil shareholders, no resale of the units by such shareholders shall take place without compliance with the prospectus delivery requirements of the Securities Act of 1933. Moreover, upon the distribution if the units to the Puroil shareholders, no certificates representing the units, the shares of common stock, or the warrants will be issued by the transfer agent.  Only upon completion of the prospectus delivery requirements by the selling shareholders (i.e. the Puroil shareholders) and the sale of the units held by a selling shareholder shall any certificates be issued and delivered to the buyer.

Comment

5. See prior comments 3 and 4. First, we do not understand how you are registering 4,200,000 units given that the warrant agreement defines that the warrant agreement defines a unit as consisting of two warrants to purchase one share at a fixed price of $0.10 per share. Second, the warrant agreement does not appear to tie the warrant shares to the 4 million shares of common stock being registered as a unit. It appears that the 4 million shares of common stock previously issued may be disposed of separately from the warrant shares, which must be exercised as units in order to obtain the underlying shares. Please revise or advise.

To the extent that the cover page is revised in response to this comment, please ensure that the changes are consistent throughout and that the formatting, as shown in the fourth and now sixth paragraphs, avoids the use of enumerated and lettered sub-paragraphs.

Response

We have corrected the number of clients that the cover page of the prospectus showed as "4,200,000" to "4,000,000". Although the Warrant Agency Agreement does not specify a connection between the warrants and shares, the resale of the Units requires the Puroil shareholders to sell the shares with the warrants as stated in the prospectus. We have corrected the formatting and numbering of the subparagraphs as noted.

Comment

6. See prior comment 10. The disclosure regarding the “arms length transaction” is inconsistent. You state on page 11 that the distribution ratio was determined between the “Puroil president and the Puroil Class D preferred shareholders” and on page 24 you state that the ratio was determined between “Sprout Development management and the Puroil Preferred D shareholder". Please reconcile.

Response

We have corrected the statement under "Registering Shareholders" to refer to "Puroil's President", instead of "Sprout Development Management".

Comment

7. We note that Mr. Durward, president and control person of Puroil, which holds a greater than 20% share ownership position in Sprout, also appears to be a Preferred D shareholder of Puroil shares. The related party relationship between Sprout and Puroil and Mr. Duward’s role as an affiliate on both sides of the transaction would make the negotiating process one that is on terms other than “arms length.” If you believe the terms of the transaction are no less favorable than the ones that could have been obtained from an unrelated party, it would be appropriate to disclose that fact, provided you have adequately explained the basis on which you are able to reach such a conclusion. Please revise accordingly.

Response

Mt Durward did not purchase his shares of Class D Preferred Stock until after the terms of the Class D stock were negotiated. Therefore, he was not on both sides of the transaction.

Comment

8. See prior comment 12. The revised disclosure relating to the contract with International Securities Group, Ltd. (ISG) states that Sprout will issue 25,000 shares of common stock in addition to payment of $9,000 if it introduces Sprout to a market maker. The contract provides on page 2 that ISG will receive “an additional $3,000 US and 25,000 shares” in the event it finds a market maker. Please revise or advise

Response

We have revised the disclosure noted by this comment.

Comment

9. See prior comment 19. Please add a risk factor describing the stage of development of the software concept being licensed so that shareholders can have a clear understanding of the uncertainties relating to the license. Include in the discussion the risk or risks associated with relying on an untested software concept whose commercial viability has not been demonstrated. State that no product relating to the concept has been developed to date and discuss the fact that other products underlying the same concept could be developed by other companies and that the transferor has no right to exclude others from engaging in those activities.

Response

We have inserted three (3) separate risk factors in response to this comment.

Comment

10. Consistent with an earlier phone conversation between you and the staff, we refer you to interpretation 1S of the Securities Act Form portion of the March 1999 supplement to the publicly available Corporation Finance telephone interpretation manual, which refers you to Securities Act Release No. 6360 (Nov.20, 1981) where the term “authorized U.S. representative” is discussed. We note your representation in your cover note that you will include the signature of an authorized U.S. representative in your next amendment.

Response

I have now established a location in the United States. I have been practicing out of both locations since March 23, 2005. I will therefore be signing this registration statement as Sprout's U.S. representative. Our previous supplemental statement that all of the Puroil shareholders are residents of Canada was incorrect. There are three (3) shareholders that are U.S. citizens. We have clarified the statement in Answer #1 under “Questions and Answers regarding this Distribution" to make it clear that it applies only to Puroil shareholders that are U.S. citizens. We have also added in Answer #1 a statement that since Puroil has no earnings and profits, the distribution will not result in the incurrence of income.

Comment

11. See prior comment 21. We note that the disclosure has been significantly revised on page 37 in response to our prior comment; however, the disclosure now appears to be inconsistent. On page 37 you state that “Sprout Development does not expect that the Distribution of the Units will result in any material U.S. or Canadian tax consequences….” Yet on page 4 you state that the “[d]ividends and distributions received are taxable as ordinary income for federal income tax purposes….” If the statement on page 4 relates only to Canadian shareholders, please clarify this and disclose in the prospectus your assertion provided supplementally that because “all of the shareholders of Puroil are residents of Canada, there is no impact on US investors from the distribution.” Please revise to ensure consistent disclosure throughout the prospectus.

Response

We have revised the disclosure under question # 1 on page 3 to make it clear that the discussion is relevant to the U.S. shareholders and also that there is no tax associated with the distribution since Puroil does not have any earnings or profits, we have also deleted the reference to the Canadian tax consequences from the "Taxation" section since Canadian taxation is not applicable to U.S. citizens.

Financial Statements

Independent Auditors Report, Page F-2

Comment

12. Revise the audit report to include a manual signature. In this regard, we note the /s/Bateman & Co. was deleted.

Response

We have filed a correct, manually signed consent with this Amendment No.3.

Note 5- Issuance of Shares and Warrants

Comment

13. We note that the description for the 10,000 shares issued on July 19, 2004 is “Shares issued for cash and software license.” If these were issued to Mr. Balsara, help us understand why it is appropriate to indicate that these shares were issued in connection with the software license. Please advise or revise as necessary.

Response

Mr. Balsara participated in the development of the software concept but to a very small extent. Since neither he nor Mr. Cozac had any basis in the software license, no value was assigned to it in the financial statements. In exchange for the software concept and a small amount of cash, they received the shares of common stock. Therefore, the statement under this heading "Taxation" would be consistent with Answer #1.

Sincerely,

/s/ W. Scott Lawler

W, Scott Lawler